MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

May 13, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: cc: cc: cc: cc:	Suzanne Hayes Tabatha McCullom Mary Mast Christina Thomas Erin Jaskot

Re:	Mylan N.V. Registration Statement on Form S-4 Filed April 11, 2016 File No. 333-210696 Form 10-K for Fiscal Year Ended December 31, 2015 File No. 333-199861

Dear Ms. Hayes:

We refer to the letter dated May 6, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (including, where applicable, its subsidiaries, “Mylan”, the “Company”, “our” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Registration Statement on Form S-4, Commission File No. 333-210696, filed on April 11, 2016 (the “Registration Statement”), and Mylan’s Annual Report on Form 10-K, Commission File No. 333-199861, filed on February 16, 2016, in connection with Mylan’s proposed acquisition of Meda AB (publ), a public limited liability company organized under the laws of Sweden (“Meda”) (the “Transaction”, the “Offer” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement Amendment.

1.	Please disclose on the cover page that Meda shareholders will not know the number of Mylan shares they will receive at the time they choose whether to tender their shares.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on the cover page of the prospectus forming a part of the Registration Statement Amendment (the “Prospectus”) has been supplemented to indicate that Meda shareholders cannot know the number of Mylan shares they will receive in connection with the Offer at the time they make the decision to tender their shares.

2.	Please disclose the Mylan trading price at which the share cap will be exceeded and that if the share cap is exceeded, Meda shareholders may receive cash in lieu of a portion of the share consideration.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on the cover page of the Prospectus has been supplemented to state (i) the Mylan share price at which, subject to the assumptions set forth on the cover page of the Prospectus, the share cap will be exceeded, and (ii) that if the share cap is exceeded, Meda shareholders may receive cash in lieu of a portion of the share consideration which they otherwise would have received.

3.	Please disclose the trading price of Mylan shares as of the most recent practicable date. See Item 501(b)(3) of Regulation S-K. Please also disclose the total amount of consideration per Meda share that Meda shareholders would receive at this price.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on the cover page of the Prospectus has been supplemented to include the closing price per Mylan share on the NASDAQ Global Select Market as of the latest practicable date prior to the filing of the Registration Statement Amendment as well as the total Offer consideration per Meda share Meda shareholders would receive if the Offeror Average Closing Price (as defined in the Registration Statement Amendment) were to equal such closing price per Mylan share.

4.	Please quantify the amount of the combined company’s total indebtedness and quantify the expected debt service obligation.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Risk Factors Related to Mylan Following Completion of the Offer” on page 26 has been supplemented to state the combined company’s expected total indebtedness, less cash, following the completion of the Acquisition based upon the Unaudited Condensed Combined Pro Forma Balance Sheet as of March 31, 2016 (see page 167). We respectfully submit that while Mylan anticipates having sufficient liquidity to meet its debt service obligations following the completion of the Acquisition, given that much of Mylan and Meda’s existing indebtedness under their respective credit facilities bears interest at floating rates and Mylan has not yet formulated its plans with respect to refinancing Meda’s existing indebtedness, Mylan is not prepared to disclose a projection of its debt service obligation following completion of the Acquisition at this time. We direct the Staff to the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2016 and year ended December 31, 2015 on pages 168 and 169, which indicate that on a pro forma combined basis the combined company had interest expense of $134.2 million and $619.9 million, respectively, for such periods.

5.	We note your statement on page 116 that unless you “consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum” for several different actions that may be brought against the company or any of your directors, officers, or other employees. Please include risk factor disclosure that a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes is limited, and this may discourage lawsuits with respect to such claims against the company and its directors, officers or other employees.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the risk factor under “Risks Related to the Offer” on page 31 has been supplemented to address the risk that, due to the forum selection provisions of Mylan’s Articles of Association, Mylan shareholders may be unable to bring a claim against Mylan’s directors, officers or other employees in a favorable forum, and as a result, such lawsuits may be discouraged.

6.	Please revise your disclosure to include a brief description of the notable material differences between the current rights of holders of Meda shares and Mylan shares.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Risks Related to the Offer” on page 31 has been supplemented to include a summary of certain significant differences between the current rights of holders of Meda shares and Mylan shares.

7.	Please revise your disclosure to provide an estimate of the transaction costs relating to the Offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Risks Related to the Offer” on page 34 has been supplemented to include an estimate of the transaction costs relating to the Offer.

8.	We note your statement that “Meda has certain debt obligations that contain change-of-control, or certain other provisions, that will be triggered as a result of the Offer and/or the completion of the Offer.” Please revise your disclosure to provide an estimate of the amount of debt obligations that will be triggered as a result of the Offer and/or the completion of the Offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Risks Related to the Offer” on page 34 has been supplemented to include an estimate of the principal amount of Meda’s outstanding debt obligations which we expect will have change-of-control or similar provisions triggered by the completion of the Offer.

9.	We note that your risk factors throughout this section present general risks but do not explain how such risks apply specifically to Meda. For example, we note that you have multiple risk factors noting that Meda’s business may be affected by the expiration of patents, but your disclosure does not include expiration dates for any material patents or otherwise state how the identified risk impacts the company. Similarly, the risk factors relating to actions of public authorities, emerging markets, seasonal variations, parallel trade, license agreements, key employees, currency hedging and interest rate swaps are extremely general and it is unclear how these risks apply to Meda and may impact Meda’s financial condition. Please revise this section accordingly.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Risk Factors Related to Meda” on pages 36-44 has been supplemented to clarify how the risks presented in such section apply to Meda and may impact Meda’s financial condition.

10.	Please ensure that your disclosure throughout this section explains any prior relationship, contracts, or arrangements between Mylan and Meda prior to entering into the transaction, the strategic reasons for entering into this transaction, how Mylan identified Meda as a transaction partner, and why Mylan and Meda chose to enter into the transaction at this time. As currently drafted, this background information is unclear. For example, we note your statement that in the spring of 2014, representatives of Mylan and Meda engaged in discussions regarding a potential combination of Mylan and Meda, but it is unclear who initiated these discussions and why each party decided not to pursue a transaction at that time.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on page 47 has been supplemented to provide additional information regarding the background for the Transaction.

11.	We note your statement on page 51 that “the Offer from Mylan is clearly superior to the non-binding indicative interest by Mylan in 2014.” Please revise this section to include a discussion of this non-binding indicative interest and any relevant details related thereto, including why the companies did not proceed with a transaction at that time.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on page 47 has been supplemented to provide additional information regarding Mylan’s 2014 non-binding indication of interest in Meda.

12.	Please revise your discussion of the potential sale by Meda of its German contraceptive products and the auction process relating to the potential sale of the Meda U.S. business to provide more detail. Please disclose Meda’s reasons for engaging in each process, whether other companies were asked to participate, Mylan’s involvement in each process, and why Meda and/or Mylan chose not to proceed with either of these sales.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on page 47 has been supplemented to provide additional information regarding Mylan’s involvement in the auction processes for Meda’s German contraceptive products and U.S. business.

13.	Please revise your disclosure to include a discussion of the substance of the “several conversations by email and telephone regarding a potential acquisition of Meda by Mylan” between Mr. Coury and Dr. Dierks in November and December of 2015.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on page 48 has been supplemented to provide additional information regarding the communications between Mr. Coury and Dr. Dierks in November and December of 2015.

14.	Please explain how Mylan determined the total purchase price of between SEK 165 and SEK 180 per Meda share initially proposed by Mr. Coury to Dr. Dierks on December 9, 2015 and how the type of consideration offered (i.e., a combination of eighty percent cash and twenty percent Mylan shares) was arrived at and why.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on page 48 has been supplemented to provide additional information regarding the initial determination of the Offer consideration.

15.	Please disclose the substance of the various meetings held in January 2016 and February 2016, including what specifically was discussed about the amount and structure of the offer consideration and the terms of the transaction. Please disclose the final amount of the consideration and quantify the premium over Meda market value, including disclosure of any related discussions or considerations by Mylan. Please also disclose discussions relating to, and the final determination of, the formula used to determine total consideration and the share cap.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on pages 50-51 has been supplemented to provide additional information regarding (i) the meetings between Mylan and Meda in January and February 2016, (ii) the discussions relating to the final determination of the Offer consideration and share cap and (iii) the final amount of the Offer consideration and the premium such amount represented over Meda’s share price at various points in time and for various periods.

16.	We note that the Mylan board considered the substantial indebtedness required to acquire the Meda shares. Please quantify the total amount of the indebtedness. Please also revise the Background section to include any consideration of the total indebtedness of the combined company, including indebtedness related to the Bridge Credit Facility.

Response: The Staff’s comment is noted. In response to the Staff’s comment, (i) the disclosure under “Mylan’s Reasons for the Offer” on page 54 has been supplemented to state the combined company’s expected total indebtedness, less cash, following the completion of the Acquisition based upon the Unaudited Condensed Combined Pro Forma Balance Sheet as of March 31, 2016 (see page 167) and (ii) the disclosure under “Background of the Offer” on page 48 has been supplemented to provide additional information regarding Mylan’s consideration of the optimal financial structure for the combined company.

17.	We note that the Mylan board considered a number of factors that appear to be negative only to Meda, such as Meda’s reduced ownership in Mylan or that holders of Meda shares may not receive payment for a significant amount of time after completion of the Offer. Please explain how these factors influenced the Mylan board’s consideration of the Offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Mylan’s Reasons for the Offer” on pages 53-54 has been revised to remove the factors which are negative only to Meda.

18.	Please revise the disclosure in this section to explain how each of the strategic benefits listed applies specifically to this transaction. For example, please state how this transaction “[s]ignificantly strengthens and diversifies commercial presence” or why this is a “financially compelling transaction.”

Response: The Staff’s comment is noted. We respectfully submit that as required by the Swedish Takeover Rules, on February 10, 2016, in connection with the announcement of the Offer, the Meda Board of Directors (the “Meda Board”) issued a press release (the “Meda Board Press Release”) which contained its recommendation of the Offer and the reasons for such recommendation. The section of the Prospectus entitled “Background and Reasons for the Offer—Recommendation of the Meda Board” is derived from and consistent with Meda Board Press Release. In response to the Staff’s comment, the disclosure under “Recommendation of the Meda Board” on page 55 has been reformatted to more closely match the Meda Board Press Release, in which the second, third, fifth, six, eighth and ninth bullets were sub-bullets of the first, fourth and seventh bullets.

19.	Please revise your disclosure to explain why “the Offer from Mylan is clearly superior to the non-binding indicative interest by Mylan in 2014.”

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Background of the Offer” on page 47 has been supplemented to provide additional information regarding Mylan’s 2014 non-binding indication of interest in Meda.

20.	Please disclose any negative factors considered by the Meda Board, including whether the board considered that Meda shareholders will bear the risk of declines in Mylan stock price.

Response: The Staff’s comment is noted. We respectfully submit that the Meda Board followed applicable Swedish requirements and practices in considering the Offer and making its recommendation in respect thereof, including publishing the Meda Board Press Release (as discussed in our response to Comment 18 above). To the knowledge of the respective Swedish counsel for Mylan and Meda, there is no precedent in the Swedish market for a target board amending its original recommendation to provide supplemental detail in a future communication. In response to the Staff’s comment, however, and to reiterate to the Meda shareholders that there are risks associated with the Transaction and Mylan share ownership, the disclosure under “Recommendation of the Meda Board” on page 56 has been supplemented to include a cross reference to the risk factors included under “Risk Factors Related to Mylan and the Offer”.

21.	Please supplementally provide us with copies of the materials that SEB Corporate Finance prepared in connection with its fairness opinion and provided to Meda’s board of directors in connection with this transaction, including board books, drafts of fairness opinions, and summaries of all oral presentations made to the board. We may have additional comments after we review these materials.

Response: The presentation materials prepared by SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB Corporate Finance”) in connection with its opinion, dated February 10, 2016, to the Meda Board summarized under the the caption “Opinion of Meda’s Financial Advisor” are being provided to the Staff under separate cover by counsel for SEB Corporate Finance on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for SEB Corporate Finance has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for SEB Corporate Finance also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

22.	We note that SEB Corporate Finance’s mandate “did not include financial analyses or an opinion relating to Mylan or the value of Mylan shares.” Please explain why Meda management believed that consideration of the value of Mylan shares was not necessary in order for the financial advisor to opine that the consideration to be received in the Offer was fair, from a financial point of view, to shareholders.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Meda’s Note Regarding Assumptions in Opinion of Meda’s Financial Advisor” on page 65 has been added to include Meda management’s rationale for allowing SEB Corporate Finance to assume, for the purposes of rendering its opinion stating that the Offer consideration was fair, from a financial point of view, to the Meda shareholders, that the total implied value of the Offer consideration was no less than SEK 152 (and, implicitly, to assume that the Mylan share portion of the Offer consideration should be valued at its market price).

23.	Please include a summary of the opinion provided by SEB Corporate Finance, including the bases for, and methods of, arriving at its findings and recommendations. We note that SEB Corporate Finance performed discounted cash flow analyses, leveraged-buyout analyses, reviewed share price and trading activity, and performed precedent transaction analyses, in addition to other analyses and studies. The disclosure in this section should include a materially complete description of each of these analyses. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under “Opinion of Meda’s Financial Advisor” on pages 58-59 has been supplemented to include a summary of the bases for and methods of arriving at SEB Corporate Finance’s findings and recommendations.

24.	We note that Meda provided SEB Corporate Finance with certain financial forecasts and other information and data for use in connection with preparation of the fairness opinion. Please disclose the financial forecasts and other information and data in the prospectus.

Response: The Staff’s comment is noted. We respectfully submit that the Meda Board Press Release included certain financial forecasts and other information and data which were provided by Meda to SEB Corporate Finance for use in connection with the preparation of its opinion. Such financial forecasts and other information and data are thus already publicly available to Meda shareholders, investors and other interested parties. Accordingly, Mylan has not included such financial forecasts and other information and data in the Registration Statement Amendment.

25.	Please quantify the compensation paid by Meda or any of its affiliates to SEB Corporate Finance or any of its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on page 65 has been supplemented to estimate the compensation paid by Meda to SEB Corporate Finance in the two-year period prior to the date of SEB Corporate Finance’s opinion.

26.	Please remove statements throughout this section that this is only a “general discussion” or a “summary” as these disclaimers may imply that you have not disclosed all material tax consequences of the Offer. Please also remove each of the disclaimers throughout this section that the discussion of tax consequences and tax considerations are for “general information only.” Investors are entitled to rely on the disclosure in this section. Please also delete the language telling investors that they “should” consult their own tax advisors. While you may recommend that they consult their own advisors, you may not tell them that they “should” do so.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure under Material Tax Considerations” on pages 72-92 has been revised to remove statements which (i) suggest that the tax disclosure does not contain all material tax consequences of the Offer, (ii) state that the discussion of tax consequence and tax considerations are for “general information only” and (iii) state that investors “should” consult their own advisors.

27.	Please define the term “paid and subscribed shares” and explain how these are distinguishable from your Class A shares. In your explanation, please address why the paid and subscribed shares are not considered to be beneficially owned.

Response: The Staff’s comment is noted. We respectfully submit that, on the advice of our Swedish counsel, “paid and subscribed shares” is a concept in the Swedish market which refers to newly issued shares of an issuer which have been paid for but not yet registered to the Swedish Companies Registrations Office and as such cannot be delivered to the subscribers to such shares. Upon further discussion with our Swedish counsel, we have concluded that such “paid and subscribed” shares need not be differentiated from Meda’s Class A shares, as for all practical purposes the shares are already owned by the holder thereof (i.e., such holders can dispose of or vote such shares). As a result, any “paid and subscribed” shares held by Meda’s directors and officers should be included in the number of Meda shares beneficially owned by such directors and officers. In response to the Staff’s comment, the beneficial ownership table under “Share Ownership of Certain Beneficial Owners, Management and Directors of Meda” on page 125 and the footnotes on pages 125-126 have been updated accordingly.

28.	We note the reconciliation of the tax provision at the U.K. statutory rate to the provision for income tax as reported. Please provide to us additional details regarding the composition of the “other foreign tax rate differential.” In this regard, tell us which of your foreign jurisdictions had a significant impact on your foreign tax rate differential for each period presented and the pre-tax income and effective tax rates of those jurisdictions.

Response: The staff’s comment is noted. The foreign tax rate differential disclosed in the reconciliation on page 131 of the Form 10-K represents the difference between pre-tax income earned in foreign jurisdictions multiplied by the U.K. statutory tax rate and pre-tax income earned in foreign jurisdictions multiplied by the applicable foreign tax rate in more than 45 foreign countries. In all years presented in the Form 10-K, over 90% of the tax rate differential relates to certain operations in Luxembourg, Gibraltar, and Ireland. The table below presents pre-tax income (earnings before tax or “EBT”) and the effective tax rate (effective tax rate or “ETR”) for these operations.

	2013		2014		2015
	EBT	ETR	EBT	ETR	EBT	ETR
Luxembourg	(604,801,247)	-1.59%	(523,326,960)	-2.79%	173,419,770	8.43%
Luxembourg - U.S. Branch	—	0.00%	—	0.00%	536,610,198	0.00%
Gilbralter	707,439,661	0.00%	673,697,669	0.00%	264,495,475	0.00%
Ireland	34,701,141	17.43%	57,434,461	17.22%	218,843,752	14.83%

In future annual filings, starting with the Form 10-K for the Year ending December 31, 2016, the Company will present the foreign tax rate differential as allocated among Luxembourg, Gibraltar, Ireland and any other foreign jurisdiction, as necessary.

29.	We have reviewed your segment footnote and have the following comments:

•	You identify two operating segments: generic and specialty. Please tell us the factors used to identify your operating segments, including the basis of organization. Refer to ASC 280-10-50-21a.

Response:

The Staff’s comment is noted. Mylan N.V., along with its subsidiaries, is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals. Since 2009, Mylan has presented financial information for two reportable segments, “Generics” and “Specialty.” Both of these segments are also considered operating segments for the Company.

Generics primarily develops, manufactures, sells and distributes generic or branded generic pharmaceutical products in tablet, capsule, injectable or transdermal patch form, as well as API. Currently, Mylan’s global generic portfolio includes more than 1,400 different marketed products.

Specialty engages mainly in the development and sale of specialty injectable and nebulized products. Specialty has no internal manufacturing operations and its commercial activities are presently conducted almost entirely within the US. The Specialty segment’s principal product is the EpiPen® Auto-Injector, the number one dispensed epinephrine auto-injector and as a global franchise reached $1 billion in net sales in 2015. There is currently no substitutable generic product for the EpiPen® Auto-Injector in the market.

The Company analyzes its operations for compliance with ASC 280 at each reporting period, and has determined that the Company presently has two operating segments, which are both reportable segments, Generics and Specialty. The primary factors used to identify our operating segments, include the nature of the products and the organization of the Company’s management to support the two operating segments, as well as the information reviewed by the CODM. We believe there is a clear differentiation between the two segments in terms of how customers view the products, the execution of our selling and marketing strategy, and how the products are sourced.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer and has organized the Company to focus on our two segments. While management reviews revenue information related to the regions within the Generics segment (as Specialty international sales are immaterial), segment profitability (as defined in our public filings) is reviewed on a reportable segment level by the CODM. The CODM does not allocate resources on a regional basis based on discrete profitability information, rather, the Company’s organization is focused on allocating resources at the reportable segment level.

Supplementally, we also note that the Company has publically announced certain acquisitions or potential acquisitions. As the Company continues integrating closed acquisitions, and integrating future acquisitions once they are closed, such integrations could lead to changes in how the Company manages its business in the future. No changes have been made to the operating structure to date. The Company will continue to evaluate segment reporting in accordance with ASC 280 at each reporting period and make changes, if applicable, if such operational or reporting changes occur.

•	Per your website, your business is organized by generic products, Rx products, active pharmaceutical ingredients and channels. Please tell us how you considered if these businesses are operating segments as defined by ASC 280-10-50 and why aggregation was appropriate.

Response:

We have considered the information included on the Company’s website under the subsection “Businesses” as part of our assessment of the operating segments. We do not make resource allocation decisions based on active pharmaceutical ingredients and channels. Generic products are sold through our Generics segment and Rx products are sold through our Specialty segment.

CODM does not regularly review information related to the aforementioned active pharmaceutical ingredients or channels when determining the allocation of resources and the management structure is not aligned in this way. The CODM only makes resource allocation and capital deployment decisions based on reportable segments, Generics and Specialty.

We believe the information contained in this section of the Mylan website is consistent with the identification of two operating segments and is meant to provide a general overview of our two reportable segments, our customer bases and additional API capabilities supporting our vertically integrated strategy for our Generics segment. As such, the Company does not aggregate any operating segments.

In future annual filings, starting with the Form 10-K for the Year Ending December 31, 2016, the Company will provide further disclosure on its conclusions regarding segments based upon the facts and circumstances that exist for that reporting period.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	Joseph F. Haggerty, Mylan
Mark Nance, Mylan
Thomas E. Dunn, Cravath